SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q11

Results Release

São Paulo, May 16, 2011– (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the first quarter of 2011 (1Q11). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

•   Net revenue of R$ 3,042.5 a 16.8% increase compared to 1Q10, mainly due to increase in passenger revenue and the creation of Multiplus

•   Net Income of R$128.8 million reversing a net loss of R$ 71.0 million in 1Q10

•   Total RASK of R$15.9 cents, 3.9% growth versus 1Q10

•   International RASK in dollars was 7.0 cents, a 2.1% increase compared with 1Q10

•   CASK  of R$15.4 cents, an increase of 3% compared to 1Q10

•   CASK-ex fuel of R$9.8 cents, a 3.8% decrease compared to same period last year

•   Increase of 11.9% in the number of transported passengers registering 9.3 million in the first quarter 2011

•   EBIT of R$ 110.2 million, an increase of 43.6% representing a margin of 3.6%

•   Load factor of 74%, combining the domestic and international markets, an increase of 1.9 percentage points versus the same period last year.

LATAM

In August 13, we have announced, together with LAN, the intention to combine the two holdings into one single controlling entity. After that we entered into a due diligence period, which was completed in September. No matter that could put at risk the agreement was identified. On October 20 we presented to ANAC, the Brazilian aviation authority, the final transaction’s structure. On January 18, 2011, we signed the binding agreement that includes an Implementation Agreement and an Exchange Offer Agreement (the “Executed Contracts”) that contain the definitive terms and conditions of the proposed business combination of LAN and TAM.

On January 27, 2011, LAN signed with the Fiscalía Nacional Económica (“FNE”), the Chilean antitrust authority, an out-of-court agreement in connection with an ongoing investigation by the FNE regarding the potential competitive impacts of a business combination between LAN and TAM. On the same date, this agreement was submitted to the Tribunal de Defensa de la Libre Competencia (“TDLC”), Chile’s antitrust court.

On January 28, 2011, in response to a petition filed by a Chilean consumer association, the TDLC decided not to review the agreement reached by the FNE and LAN, and instead, decided to submit the business combination between LAN and TAM to the general voluntary procedure for TDLC approval (a procedure permitted by the Chilean antitrust laws). This could delay the merger. LAN and TAM cannot complete the business combination until this procedure is completed and TLDC renders a final decision approving the transaction.

On March 1, 2011, Agência Nacional de Aviação Civil (“ANAC”), Brazil’s aviation authority, approved the transfer of the shares representing TAM’s equity capital, as requested in order to implement the transaction and business combination with LAN. This transaction remains subject to the approval of other relevant government authorities and respective shareholders.

On April 13, 2011, LAN filed an expedited procedure allowed by Chilean law that states that if the applicant, in this case LAN, accepts the recommendations suggested by the FNE, the TDLC is obliged to convene a public hearing. On April 20, 2011, the TDLC announced that the public hearing will take place May 26, 2011.

Multiplus

In the first quarter of 2011, we have already registered a record of 17.0 billion points issued, a 62.0% increase over the same period in 2010. This strong growth reflects not only the favorable conditions in Brazil’s loyalty program industry, but also the management’s focus on strengthening the relationship with existing partners and on expanding the Multiplus’ network, which now has 166 partnerships and 8.3 million members.

Highlights:

•         Net Income of R$70.9 million, versus R$7.5 million in 1Q10 and R$43.3 million in 4Q10 (margin of 29.3%)

•         Net Revenue of R$242.0 million, versus R$40.8 million in 1Q10 and R$205.6 million in 4Q10;

•         8.3 million members, an increase of 19.9% versus 1Q10 and 3.1% versus 4Q10;

•         The number of Multiplus’ network coalition partners grew from 11 to 15.  The new coalition partnerships are:

o   BM&FBovespa, the leading institution in Brazil for intermediating capital market operations and the country’s only securities, commodities and futures exchange;

o   Central do Carnaval, the largest company in Bahia in the field of entertainment, events, congresses and parties;

o   PontoFrio.com, e-commerce company created in August 2008 from the spin-off of the online and telemarketing sales operations of Ponto Frio, one of the country's largest retailers.

o   Extrafarma, one of the largest drugstore networks in the North and Northeast of Brazil, with 128 stores distributed across the states of Amapá, Pará, Piauí, Maranhão and Ceará.

On March 18, 2011, in an Extraordinary Shareholders’ Meeting, was approved a reduction of the Company’s capital, from R$692.4 million to R$92.4 million. After the term of sixty (60) days for creditors to manifest their opposition, the Company’s shareholders will receive, proportional to their interest, reimbursement of R$3.72 per share, in national currency, with no change in the number of shares.

TRIP

On March 29th, 2011 together with TRIP Linhas Aéreas we signed a Term Sheet, with no binding effect, in order to identify possible opportunities for strengthening and expanding our business through the development of a strategic alliance complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, once executed the binding documents and verified the precedent conditions to be mutually agreed (including the approval by the applicable authorities). We will acquire at the end a minority stake in TRIP representing 31% of its total capital stock and 25% of its voting capital stock and the remaining in preferred shares. With this, we seek to capture market growth and have a more significant exposure in the medium density routes market. We will keep our shareholders and the financial market informed with respect to the eventual conclusion of those negotiations.

About TRIP

•         Fleet of 43 aircraft (8 Embraer and 35 ATR)

•         82 destinations  in Brazil

•         Market share of 2.6% in the first quarter of 2011

•         Revenue of R$ 747 million in 2010

Retail Project

Showing the success of our strategy of making air travel accessible to a greater portion of the population with high quality services, on April 25th, the return from the Holy Week holiday in Brazil, we transported over 136 thousand passengers. This is the highest number of passengers transported in only one day ever registered in our history. According to Infraero data, we maintained 83.8% punctuality and 98.7% regularity in domestic flights on the same day.

Other initiatives promoting the air transportation for emerging classes were the partnerships with Passaro Marron and Princesa do Agreste, interstate bus companies in São Paulo and Northeast of Brazil respectively, selling bus tickets combined with air tickets.

In the Pássaro Marron partnership, the air ticket and the tour are sold also by Pássaro Marron agency at São José  dos Campos bus terminal located in the interior of São Paulo state. At the same time, TAM Vacations stores located at Rua Augusta, in São Paulo and Avenida Francisco José  Longo, in São José  dos Campos, shall offer the bus ticket from the partner.  After the pilot project period (three months), we plan to extend the partnership to other Pássaro Marron’s bus terminals to sell our air tickets.  Likewise, all TAM Vacation stores in franchise network shall sell Pássaro Marron’s bus tickets.

Regarding Princesa do Agreste, TAM Vacation stores shall sell the bus tickets to all 29 destinations served by the Northeastern partner. In the next step, our airline tickets will be available for selling in the Princesa do Agreste’s kiosk at bus terminals installed in the cities served by the company.

TAM Vacations

TAM Vacations opened 17 new stores in 2011 in Brazil, due to the franchise model adopted in 2010. Our tourism operator ensured already the presence in all Brazilian states and offers more convenience and standardization of services to customers. TAM Vacations' franchises will have its capillarity increased with the expansion of the current 90 to approximately 200 stores throughout Brazil until the end of this year.

MRO

Our Maintenance Technological Center, MRO (Maintenance, Repair and Overhaul) celebrated in February 2011, the 10 year anniversary. Aiming to become a unit of the group, our MRO has been structuring and increasing sales to third parties. In May, the MRO has launched a new website (www.tammro.com.br) and signed a contract with Mais Linhas Aéreas, a Brazilian civil aviation company based in Salvador, Bahia.

TAM Cargo

TAM Cargo, our cargo unit, launched two new products in its portfolio. With the Prepaid service the customer should acquire an exclusive package and send it per a fixed price of R$ 22.90. The weight of the transported volume is limited to the package capacity (3 kilos average) varying according to the cargo density.  The other TAM Cargo newness is the Cooled Big Box, a three-layer protection package (PVC, Polyurethane, and corrugated polypropylene) for temperature maintenance.

On April, TAM Cargo enlarged the weekly offer for cargo transportation between São Paulo and Manaus by 58% from 156 to 246 tons.  This was possible by using the Boeing 777 aircraft that has replaced Airbus A330 in three weekly direct flights between Guarulhos airport and Amazonas capital.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicator

(In Reais, except when indicated otherwise)	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10
Operational Revenue (million)	3,042.5	2,603.8	16.8%	3,224.6	-5.6%
Total Operating Expenses (million)	2,932.3	2,527.0	16.0%	3,006.4	-2.5%
EBIT (million)	110.2	76.8	043.5%	218.2	-49.5%
EBIT Margin %	3.6	2.9	0.7 p.p.	6.8	-3.1 p.p.
EBITDA (million)	280.2	256.9	9.1%	394.4	-29.0%
EBITDA Margin %	9.2	9.9	-0.7 p.p.	12.2	-3.0 p.p.
EBITDAR (million)	380.5	376.5	1.1%	507.0	-25.0%
EBITDAR Margin %	12.5	14.5	-2.0 p.p.	15.7	-3.2 p.p.
Net Income (million)	128.8	(70.9)	-	150.6	-14.4%
Earnings per share (reais)	0.8	(0.5)	-	1.0	-14.5%
Total RASK (cents)[1]	15.9	15.3	3.9%	16.9	-5.8%
Domestic RASK (cents)	12.3	12.6	-2.6%	12.7	-3.2%
International RASK (cents)	11.7	12.4	-5.6%	11.6	1.5%
International RASK (USD cents)	7.0	6.9	2.1%	6.8	3.3%
Total Yield (cents)[1]	22.4	22.1	1.4%	24.0	-6.4%
Domestic Yield (cents)	18.2	19.3	-5.7%	19.2	-5.1%
International Yield (cents)	14.8	16.2	-9.2%	14.5	1.8%
International Yield (USD cents)	8.9	9.0	-1.8%	8.5	3.6%
Load Factor %	74.0	72.1	1.9 p.p.	73.3	0.7 p.p.
Domestic Load Factor %	70.4	69.3	1.2 p.p.	69.3	1.1 p.p.
International Load Factor %	79.6	76.6	3.0 p.p.	79.9	-0.3 p.p.
CASK (cents)	15.4	14.9	3.1%	15.8	-2.6%
CASK excluding fuel (cents)	9.8	10.2	-3.8%	10.9	-9.7%
CASK USD (cents)	9.2	8.3	11.5%	9.3	-0.9%
CASK USD excluding fuel (cents)	5.9	5.7	4.0%	6.4	-8.1%

Note 1: RASK is net of taxes and Yield is gross of taxes

Note 2: In 3Q10 and 2010, adjusted values excluding the effect of the additional tariff reversal

1 Includes revenues from passengers, cargo and others

(In millions of Reais)	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10
Operational Revenue	3,170.8	2,708.6	17.1%	3,349.7	-5.3%
Pax Revenue	2,372.8	2,212.5	7.2%	2,413.7	-1.7%
Domestic	1,511.2	1,396.8	8.2%	1,580.6	-4.4%
International	861.6	815.8	5.6%	833.2	3.4%
Cargo	255.1	256.0	-0.3%	295.8	-13.7%
Domestic	117.7	115.5	1.9%	139.8	-15.7%
International	137.4	140.4	-2.1%	156.0	-11.9%
Other operating revenue	542.8	240.1	126.1%	640.1	-15.2%
Loyalty Program (TAM)	103.3	94.2	9.7%	80.2	28.8%
Loyalty Program (Multiplus)	227.0	40.8	456.6%	220.1	3.1%
Travel and tourism agencies	14.3	14.3	0.2%	19.8	-27.7%
Others (includes Multiplus and expired tickets)	198.2	90.8	118.2%	320.0	-38.1%
Sales deductions and taxes	(128.3)	(104.8)	22.4%	(125.1)	2.5%
Net Operational Revenue	3,042.5	2,603.8	16.8%	3,224.6	-5.6%

Operational Expenses
Fuel	(1,057.3)	(794.8)	33.0%	(934.3)	13.2%
Marketing and related expenses	(237.6)	(214.5)	10.8%	(290.3)	-18.2%
Leasing of aircraft, engines and equipment under operating leases	(100.3)	(119.6)	-16.1%	(112.7)	-11.0%
Personnel	(676.0)	(531.9)	27.1%	(678.4)	-0.4%
Maintenance and reviews (excluding personnel)	(173.9)	(155.3)	12.0%	(153.1)	13.6%
Third party services	(186.7)	(194.1)	-3.8%	(191.3)	-2.4%
Landing, take-off and navigation charges	(164.0)	(146.3)	12.1%	(172.6)	-5.0%
Depreciation and amortization	(169.9)	(180.1)	-5.6%	(176.2)	-3.5%
Aircraft insurance	(11.9)	(13.0)	-8.4%	(12.6)	-5.0%
Other	(154.7)	(177.4)	-12.8%	(285.1)	-45.7%
Total of operational expenses	(2,932.3)	(2,527.0)	16.0%	(3,006.4)	-2.5%

EBIT	110.2	76.8	43.5%	218.2	-49.5%
Movements in fair value of fuel derivatives	55.8	(10.4)	-	91.4	-39.0%

Operating Profit (loss)	166.0	66.4	149.9%	309.6	-46.4%
Financial income	252.4	516.3	-51.1%	252.9	-0.2%
Financial expense	(167.9)	(679.3)	-75.3%	(278.1)	39.6%
Income (loss) before income tax and social contribution	250.5	(96.6)	-	284.4	-11.9%
Income tax and social contribution	(102.5)	27.4	-	(122.3)	16.2%
Income (loss) before non-controlling interest	148.1	(69.1)	-	162.2	-8.7%
Non-controlling interest	(19.3)	(1.8)	-	(11.6)	65.6%

Net Income	128.8	(70.9)	-	150.6	-14.4%

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10
Operational Revenue	16.6	16.0	4.1%	17.6	-5.5%
Pax Revenue	12.4	13.0	-4.7%	12.7	-1.9%
Cargo	1.3	1.5	-11.4%	1.6	-13.9%
Other operating sales and/or services revenue	2.8	1.4	100.9%	3.4	-15.3%
Sales deductions and taxes*	(0.7)	(0.6)	8.8%	(0.7)	2.4%
Net Operational Revenue (RASK)	15.9	15.3	3.9%	16.9	-5.8%

Operational Expenses
Fuel	(5.5)	(4.7)	18.2%	(4.9)	13.0%
Selling and marketing expenses	(1.2)	(1.3)	-1.5%	(1.5)	-18.3%
Aircraft, engine and equipment leasing	(0.5)	(0.7)	-25.4%	(0.6)	-11.1%
Personnel	(3.5)	(3.1)	13.0%	(3.6)	-0.5%
Maintenance and reviews (except personnel)	(0.9)	(0.9)	-0.4%	(0.8)	13.4%
Outsourced services	(1.0)	(1.1)	-14.5%	(1.0)	-2.6%
Landing, take-off and navigation charges	(0.9)	(0.9)	-0.4%	(0.9)	-5.1%
Depreciation and amortization	(0.9)	(1.1)	-16.1%	(0.9)	-3.7%
Aircraft insurance	(0.1)	(0.1)	-18.5%	(0.1)	-5.2%
Other	(0.8)	(1.0)	-22.5%	(1.5)	-45.8%
Total of operational expenses (CASK)	(15.4)	(14.9)	3.1%	(15.8)	-2.6%

Spread (RASK - CASK)	0.6	0.5	27.6%	1.1	-49.6%

Management Report

Gross Revenue

Increase of 17.1% in 1Q11 compared to 1Q10, reaching R$ 3,170.8 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 8.2% to R$1,511.2 million in the three months ended March 31, 2011. This was due to a 14.8% increase in RPKs, combined with a 5.7% decrease in yield. Our supply in ASKs rose 12.9%, increasing the load factor by 2.1 p.p., to 70.4% in the three months ended March 31, 2011. The first quarter is known as the one with the highest mix of leisure passengers, due to the summer vacations as well the Carnival, which usually takes place on February, but this year was in March, postponing the return of the business passengers, which resulted in a higher load factor and a yield dilution, since the leisure passengers buy tickets in advance with a lower price, or uses TAM Fidelidade loyalty program reward tickets. The combination of these factors caused our RASK to decrease by 2.6% to R$12.3 in the three months ended March 31, 2011.

International Revenue

Revenues from our international passenger business increased by 5.6% to R$861.6 million in the three months ended March 31, 2011.  This was caused by a 16.3% growth in demand measured in RPKs, combined with a decrease in our international yield of 9.2%, to 14.8 cents in the three months ended March 31, 2011. Expressed in U.S. dollars, our scheduled international yield decreased by 1.8% from 9.0 cents in the three months ended March 31, 2010 to 8.9 cents in the three months ended March 31, 2011.

Cargo Revenue

Revenues from our cargo business decreased by 0.3% to R$255.1 million in the three months ended March 31, 2011, as a result of a 1.9% increase in our domestic cargo business and a 2.1% decrease in our international cargo business, due to the appreciation of the real by 7.5% when comparing the average value of the real in each of the three months ended March 31, 2011 and 2010.

Other Revenues

Revenues from our other businesses increased by 126.1% to R$542.8 million in the three months ended March 31, 2011, primarily due to the creation of our subsidiary Multiplus S.A. in February 2010, which generated R$227.0 million in revenue from the redemption of points.

Operational expenses

Our operating expenses increased by 16.0% to R$2,932.3 million in the three months ended March 31, 2011, due to the increase in fuel expenses, personnel expenses and maintenance and repairs expenses. Our operating expenses per ASK, or CASK, increased 3.1% to R$15.4, and CASK excluding fuel expenses decreased 3.8% to R$9.8 cents.

Gross Revenue

Increase of 17.1% in 1Q11 compared to 1Q10, reaching R$ 3,170.8 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 8.2% to R$1,511.2 million in the three months ended March 31, 2011. This was due to a 14.8% increase in RPKs, combined with a 5.7% decrease in yield. Our supply in ASKs rose 12.9%, increasing the load factor by 2.1 p.p., to 70.4% in the three months ended March 31, 2011. The first quarter is known as the one with the highest mix of leisure passengers, due to the summer vacations as well the Carnival, which usually takes place on February, but this year was in March, postponing the return of the business passengers, which resulted in a higher load factor and a yield dilution, since the leisure passengers buy tickets in advance with a lower price, or uses TAM Fidelidade loyalty program reward tickets. The combination of these factors caused our RASK to decrease by 2.6% to R$12.3 in the three months ended March 31, 2011.

International Revenue

Revenues from our international passenger business increased by 5.6% to R$861.6 million in the three months ended March 31, 2011.  This was caused by a 16.3% growth in demand measured in RPKs, combined with a decrease in our international yield of 9.2%, to 14.8 cents in the three months ended March 31, 2011. Expressed in U.S. dollars, our scheduled international yield decreased by 1.8% from 9.0 cents in the three months ended March 31, 2010 to 8.9 cents in the three months ended March 31, 2011.

Cargo Revenue

Revenues from our cargo business decreased by 0.3% to R$255.1 million in the three months ended March 31, 2011, as a result of a 1.9% increase in our domestic cargo business and a 2.1% decrease in our international cargo business, due to the appreciation of the real by 7.5% when comparing the average value of the real in each of the three months ended March 31, 2011 and 2010.

Other Revenues

Revenues from our other businesses increased by 126.1% to R$542.8 million in the three months ended March 31, 2011, primarily due to the creation of our subsidiary Multiplus S.A. in February 2010, which generated R$227.0 million in revenue from the redemption of points.

Operational expenses

Our operating expenses increased by 16.0% to R$2,932.3 million in the three months ended March 31, 2011, due to the increase in fuel expenses, personnel expenses and maintenance and repairs expenses. Our operating expenses per ASK, or CASK, increased 3.1% to R$15.4, and CASK excluding fuel expenses decreased 3.8% to R$9.8 cents.

Fuel

Fuel expenses increased by 33.0% to R$1,057.3 million in the three months ended March 31, 2011, primarily due to a 12.5% increase in the average fuel price per liter, related to an increase of 19.7% in the average price per barrel of WTI oil, which reached U.S.$94.5 per barrel in the three months ended March 31, 2011. Also, we had an increase of 12.3% in liters consumed, due to the 11.9% increase in flown hours and 1.9p.p. increase in the load factor. These factors were partially offset by an increase of 2.1% in the stage length (which is the average distance flown, per flight), and a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011.  Fuel expenses per ASK increased by 18.2%.

Sales and marketing

Sales and marketing expenses increased by 10.8% to R$237.6 million in the three months ended March 31, 2011. It represented 7.5% of our gross revenue in the three months ended March 31, 2011, compared to 7.9% in the three months ended March 31, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. Sales and marketing expenses per ASK decreased by 1.5%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 16.1% to R$100.3 million in the three months ended March 31, 2011, mainly due to the appreciation of the real  by 7.5%.  This decrease was partially offset by two additional aircraft classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 25.4% in real terms.

Personnel

Personnel expenses increased by 27.1% to R$676.0 million in the three months ended March 31, 2011, principally due to a 16.0% increase in the number of employees and a 8.75% increase in wages.  Personnel expenses per ASK increased by 13.0%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) increased by 12.0% to R$173.9 million in the three months ended March 31, 2011, principally due to a 12 aircraft increase in our fleet, larger number of checks of engines (compared to 1Q10) and an 11.9% increase in total flight hours.  This growth was partially offset by a 7.5% appreciation of the real against the U.S. dollar and a 2.1% growth in stage length during the three months ended March 31, 2011.  Maintenance and repair expenses (excluding personnel expenses) per ASK decreased by 0.4%.

Third party services

Third-party services expenses decreased by 3.8% to R$186.7 million in the three months ended March 31, 2011, principally due to our internal efforts to reduce costs.  The main reductions are related to consultants’ fees and IT services.  Third-party services expenses per ASK decreased by 14.5%.

Landing, take-off and navigation charges

Take-off, landing and navigation charges increased by 12.1% to R$164.0 million in the three months ended March 31, due to an 8.3% increase the number of  take-offs and a 10.6% increase in flown kilometers, along with our expansion in the international market, where fees are higher. This increase was partially offset by a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011, which impacted fees for international flights.  Take-off, landing and navigation charges per ASK decreased by 0.4%.

Depreciation and amortization

Depreciation and amortization expenses decreased by 5.6% to R$169.9 million in the three months ended March 31, principally due to the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the fourth quarter of 2010), partially offset by the addition of 10 new aircraft to our fleet classified as financial leases.  Depreciation and amortization expenses per ASK decreased by 16.1%.

Aircraft insurance

Aircraft insurance expenses decreased by 9.1% to R$11.9 million in the three months ended March 31, 2011, principally due to a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011 and to the negotiation of more favorable contractual conditions, compared to 2010.  This reduction was partially offset by (i) the addition of 12 aircraft to our fleet, (ii) an 11.9% increase in the number of passengers transported, and (iii) a 8.3% increase in take-offs during the three months ended March 31, 2011.  Aircraft insurance expenses per ASK decreased by 19.2%.

Other

Other expenses decreased by 12.8% to R$154.7 million in the three months ended March 31, 2011, principally due to offsetting of PIS and COFINS tax credits against costs from Multiplus S.A., which are eliminated for consolidation purposes. Other expenses includes general provisions, items related to on-board services, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses.  Other expenses per ASK decreased by 18.8%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net gain of R$58.5 million for the three months ended March 31, 2011. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial income of R$ 84.5 million in 1Q11 against an expenditure of R$ 183.8 million in 1Q10. The details are available below in the section: Financial result and fuel derivatives.

Net income

Net income of R$ 128.8 million due to the above explained, which represented a margin of 4.2% in the 1Q11, versus a negative margin of 2.7% in the 1Q10.

EBIT

Our EBIT margin reached 3.6% to R$ 110.2 million in the 1Q11, representing an increase of 0.7 percentage points compared to 1Q10, as a consequence of the increase of 16.8% on net revenue and 16.0% on operational expenses.

EBITDAR

The EBITDAR margin reached 11.7% to R$ 356.5 million in 1Q11, representing a margin decrease of 2.7 percentage points compared to 1Q10, mainly due to all the factors described above about revenues and expenses.

Finance result and fuel derivatives

(In millions of Reais)	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10

Finance income
Interest income from financial investments	38.0	30.0	26.6%	37.7	0.9%
Exchange gains	209.2	480.2	-56.4%	209.1	0.1%
Financial instrument gains – WTI	-	-	0.0%	-	0.0%
Unrealized	58.5	49.3	18.7%	95.9	-39.0%
Other	5.2	6.1	-14.6%	6.1	-15.2%
Total	310.9	565.6	-45.0%	348.8	-10.9%

Finance expenses
Exchange losses	(57.8)	(564.6)	-89.8%	(131.1)	-55.9%
Interest expense	(97.9)	(104.1)	-5.9%	(121.6)	-19.5%
Financial instrument losses – WTI	-	-	0.0%	-	0.0%
Realized	(2.7)	(59.8)	-	(4.3)	-37.2%
Unrealized	-	-	-	-	-
Other	(12.0)	(10.6)	13.2%	(25.7)	-53.4%
Total	(170.4)	(739.1)	-76.9%	(282.7)	-39.7%

Net finance result	140.5	(173.5)	-	66.1	112.6%

Interest income from financial investments

Interest income from financial investments increased 26.6% to R$38.0 million for the three months ended March 31, 2011, compared to R$30.0 million in the three months ended March 31, 2010, principally as a result of an increase in the interest rate in Brazil (CDI), which rose from an average of 8.6% in the first quarter 2010 to 11.2% in the first quarter 2011.

Exchange gains and losses

Exchange rate variation resulted in a gain of R$151.2 million in the three months ended March 31, 2011, compared to a loss of R$84.4 in the three months ended March 31, 2010, principally due to the variation of the exchange rate from R$1.67 as of December 31, 2010 to R$1.63 as of March 31, 2011, which reduced our U.S. dollar-denominated debt related to financial leases.

 Interest expenses

Interest expenses decreased 5.9% to R$97.9 million in the three months ended March 31, 2011, compared to R$104.1 million in the three months ended March 31, 2010, principally due to commercial leases and interest paid in connection with the issued debentures, bonds and other loans.

 Financial instrument gains and losses – WTI

We ended the 1Q11 with an unrealized net gain on financial instruments of R$ 58.5 million due to mark to market of our fuel hedge positions, where the WTI increased from US$ 91.4 per barrel in the end of 4Q10 to US$ 106.7 per barrel in the end of the 1Q11. The realized loss on financial instruments of 1Q11 amounted R$ 2.7 million due to the variation in the price of WTI compared to average strike prices.

Cash Flow

(In millions of Reais)	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10

Increase (decrease) in net cash from activities:

Operating	(105.0)	(369.0)	-71.5%	227.0	-146.3%
Investing	(109.3)	13.8	-	(59.1)	85.0%
Financing	(233.6)	499.0	-	(106.1)	120.2%

Net cash increase (decrease) in cash and cash equivalents	(447.9)	143.8	-	61.8	-

Cash Flow from operational activities

Net cash generated from our operating activities was R$105.0 million for the three months ended March 31, 2011, compared to R$369.0 million for the corresponding period in 2010, principally due to the payment of taxes in the first quarter 2011 of R$76.1 million.

Cash Flow from investment activities

We invested R$109.3 million in the three months ended March 31, 2011, compared to R$13.8 million generated in the corresponding period in 2010.  The cash invested in the three month period ended March 31, 2011 was mainly used for the pre delivery payment of aircraft in the amount of R$136.3 million.

Cash Flow from financing activities

Net cash used in financing was R$233.6 million for the three months ended March 31, 2011, compared to R$499.0 million generated in the corresponding period in 2010.  The net use in the three month period ended March 31, 2011 was mainly for the payment of dividends and interest own capital to Multiplus non-controlling shareholders in the amount of R$22.0 million, and also due to the net cash of R$657.0 received from the Multiplus public offering during the three months ended March 31, 2010.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus Fidelidade and the holding TAM SA, as well as its eliminations and the consolidated result of 1Q11.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	14,612.7	1,482.2	3,012.1	19,107.0	(4,546.2)	14,560.8

Revenue	3,063.6	242.0	-	3,305.6	(263.1)	3,042.5
Operating expenses	(3,028.3)	(158.4)	131.6	(3,055.1)	122.8	(2,932.3)
Equity	-	-	(140.3)	(140.3)	140.3	-
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	35.3	83.6	(8.6)	110.2	-	110.2
Changes in fair value of fuel derivatives	55.8	-	-	55.8	-	55.8
Operating profit/(losss)	91.1	83.6	(8.6)	166.0	-	166.0
Financial income	220.1	25.8	6.5	252.4	-	252.4
Financial expenses	(151.6)	(0.6)	(15.7)	(167.9)	-	(167.9)
Profit/(loss) before income tax and social contribution	159.6	108.7	(17.8)	250.5	-	250.5
Income tax and social contribution	(71.1)	(37.9)	6.5	(102.5)	-	(102.5)
Net Income	88.5	70.9	(11.3)	148.1	-	148.1

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and two bonds issuances, totalizing, in the end of the first quarter 2011, the amount of R$ 7,139.8 million, of which 84% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of March 31, 2011
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2011	656,974	626,058	352,398	73,792	1,709,222	20%	337,847	2,047,069

Long Term
2012	506,489	9,114	255,093	57,605	828,301	10%	204,702	1,033,002
2013	610,302	6,673	163,606	80,272	860,853	10%	197,550	1,058,403
2014	566,142	1,505	152,859	80,272	800,779	9%	123,203	923,982
2015	500,705	1,075	139,899	80,272	721,951	8%	75,463	797,415
2016	454,061	1,075	125,646	80,272	661,055	8%	49,724	710,778
from 2016	1,880,052	6,750	111,367	1,130,729	3,128,898	36%	18,361	3,147,259
Total	5,174,727	652,249	1,300,869	1,583,214	8,711,059	100%	1,006,849	9,717,908
Discount effect	-600,421	-20,573	-351,332	-598,919	-1,571,245	-18%	0	-1,571,245
Accounting value	4,574,306	631,677	949,537	984,295	7,139,814	82%	1,006,849	8,146,663
In Foreign Currency	99%	99%	0%	100%	84%	0%	100%	86%
In Local Currency	1%	1%	100%	0%	16%	0%	0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,146.7 million, of which 86% is foreign currency denominated.

HEDGE

Current Position

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 25% of our consumption with an average strike price of US$ 87 per barrel. Between April, 2012 and March, 2013, our percentage of coverage is 10% of projected consumption with an average strike of US$ 96 per barrel.

Cash flow’s Impact

Based on the table above, we present a sensitivity analysis for future cash outflow with our hedge positions until the first quarter 2013, assuming different scenarios with average WTI prices in 70, 90 and 110 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost neutral and with a barrel above that value we have cash inflows.

Market

	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10
Domestic Market
Industry
ASK (million)	27,717	24,220	14.4%	27,327	1.4%
RPK (million)	20,121	17,210	16.9%	19,427	3.6%
Load Factor (%)	72.6	71.1	1.5 p.p.	71.1	1.5 p.p.

International Market
Industry
ASK (million)	8,316	7,274	14.3%	8,065	3.1%
RPK (million)	6,393	5,443	17.5%	6,336	0.9%
Load Factor (%)	76.9	74.8	2.1 p.p.	78.6	-1.7 p.p.

Domestic Market

The domestic market presented a supply growth (in ASKs) of 14.4%, when comparing the 1Q11 to 1Q10 and 16.9% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had an increase of 1.5 percentage point to 72.6% in 1Q11 versus 71.1% in 1Q10.

Domestic Market – TAM

In the first quarter of 2011 we received one Airbus A321 aircraft, and recorded 5.4% increase on aircraft utilization in comparison with the same period of the previous year. Therefore, our capacity increased 12.9% in the period and together with the 14.8% increase on demand led to a load factor of 70.4% in the quarter, a 1.2% increase in comparison to the same period of the previous year, exceeding our estimates.

Showing the success of our strategy to make air travel accessible to a greater portion of the population offering a high quality service, on April 25, the return from the Holy Week holiday in Brazil, over 136 thousand people flew with us.  This is the higher passengers’ number transported in a single day.  According to Infraero data, we maintained 83.8% punctuality and 98.7% regularity in domestic flights on the same day.

Other initiatives promoting the air transportation for emerging classes were the partnerships with Passaro Marron and Princesa do Agreste, interstate bus companies in São Paulo and Northeast respectively selling bus tickets combined with air tickets.

Launched in February 2010 for international flights, we expanded the concept on comfort seat (more space in the seats for legs and located at emergency exits and first rows) for all domestic flight in February 2011.

In May, we started a new flight between Belém and Brasília, in order to meet the demand in such route and offer more schedules options to our customers.  We operate now five flights daily with the new frequency between the two capitals, in both ways, thus providing a better convenience to our customers.

International Market

The international market presented an increase in supply (in ASKs) by 14.3% comparing the 1Q11 with 1Q10, and a 17.5% growth in demand (in RPKs) comparing with the same period. These factors led to an increase in the load factor by 2.1 percentage points, from 74.8% to 76.9%, in 1Q10 and 1Q11, respectively.

A high and consistent demand was observed in the international market all year long, being stimulated by the strengthening of the real influencing the first quarter which is basically composed by leisure passengers in vacation trips reflecting the high load factor specifically in the first quarter.

International Market – TAM

In the beginning of the second quarter, we received two A330 aircraft to meet the growing demand between Brazil and abroad, therefore we will be able to expand our long-haul flight from Tom Jobim/ Galeão International Airport in Rio de Janeiro to Frankfurt (Germany), New York (United States) and London (England). Rio de Janeiro proved to be an excellent option to launch new international routes due to the high demand as well as to be used for feeding and distributing the connection to other states in Brazil.

We have opened an administrative and commercial office in Asia, located in Hong Kong, to strengthen our presence in the market with we expect to see a considerable growth in the next years.

We celebrated ten-year anniversary of our operations between Brazil and Argentina.  Since the first flight, on March 15, 2001, we transported more than 5 million passengers from or to Argentina’s capital.  We consolidated our presence in the country in one decade. In last September, we started the operation in the Jorge Newbery Airport, the downtown airport.

On May we started a codeshare agreement with Spainair, Star Alliance member, which will allow the both companies to expand the range of destinations. We will offer our customers seats with JJ* code on the flights operated by Spanair from Madrid to: Barcelona, Bilbao, Malaga, Tenerife-Norte and Santiago de Compostela, both ways. Spanair, in turn, will offer seats with JK code on the daily flight operated by TAM between the Spanish capital and São Paulo, Brazil.

Current fleet

In the first quarter we received 1 new Airbus A321, closing the quarter with 152 aircraft, a record in Brazilian aviation. During the second quarter we already received two new A330s and 1 A321, summing up 155 aircraft.

		1st Quarter
Models	Capacity	Total		Leasing Types				Own
				Financial		Operating
		2010	2009	2010	2009	2010	2009	2011	2010
A330	212 / 213 seats	18	16	16	14	2	2	0	0
A340	267 seats	2	2	2	2	0	0	0	0
B767	205 seats	3	3	3	3	0	0	0	0
B777	365 seats	4	4	4	4	0	0	0	0
Wide Body		27	25	25	23	2	2	0	0
A319	144 seats	26	24	16	15	10	9	0	0
A320	156 / 174 seats	86	81	31	27	55	54	0	0
A321	220 seats	8	5	8	5	0	0	0	0
Narrow Body		120	110	55	47	65	63	0	0
ATR-42	45 seats	5	5	0	0	2	2	3	3
Total		152	140	80	70	69	67	3	3

This classification is in accordance with the accounting rule.

Contractually, we have only four financial leasing, the aircraft B777.

Fleet plan

We kept our fleet plan unchanged from the previous quarter release:

Models	2011	2012	2013	2014	2015
A330	20
A340	2
Airbus Wide Body	22	21	19	22	24
B767	3	3	3	0	0
B777	4	8	10	12	12
Total Wide Body	29	32	32	34	36
A319	29
A320	86
A321	9
Total Narrow Body	124	131	136	140	146
ATR-42	3	0	0	0	0

Total	156	163	168	174	182

Guidance

*Year to date May 13, 2011

In first quarter, the market growth was aligned with our guidance with 17% growth. We think the domestic market demand should growth between 15% and 18% in 2011, driven by business passengers as well as leisure pass angers.

Aligned with the demand growth, we will increase our supply by growing our fleet by five aircraft, being two A330s, two A321s, two A319s and one A320, besides the redelivery of two ATR-42. In February, we received a A321 configured as single class to operate in the domestic market.  In April and May, we received another A321, for the domestic market, and two A330 aircraft which will increase the number of international frequencies from Galeão in Rio de Janeiro to New York, Frankfurt and London starting in May and August. We posted an increase of 12% in international market in compared to our 10% estimate. In the domestic market we reached 13% growth in the first quarter aligned with our estimates between 10% and 14% growth.

Through our retail project, we aim to succeed in increasing the volume of passengers at off-peak hours, which will contribute to increase the load factors. In the domestic we recorded load factor of 70%, within the expected range of 67.5% to 70%, while in the international market the average load factor in the first quarter was 80%, lower than estimated. However we believe that by the end of the year we will meet this estimate, remembering that the second half is seasonally stronger than the first one.

With the dilution of fixed costs and our cost reduction efforts, we will be able to reduce our CASK excluding fuel costs by 5%.

We reduced by 3.8% up to March 2011.

Tables

Operating data

	1Q11	1Q10	1Q11 vs 1Q10	4Q10	1Q11 vs 4Q10
Total
Transported Passengers (thousands)	9,279	8,292	11.9%	9,338	-0.6%
RPK (million)	14,126	12,241	15.4%	13,974	1.1%
ASK (million)	19,101	16,979	12.5%	19,070	0.2%
Load factor - %	74.0	72.1	1.9 p.p.	73.3	0.7 p.p.
Break-even Load Factor - %	71.3	70.0	1.3 p.p.	68.3	3.0 p.p.
Average tariff	256	267	-4.2%	258	-1.1%
Flight hours	165,684	148,084	11.9%	166,042	-0.2%
Kilometers flown (thousands)	98,977	89,510	10.6%	99,950	-1.0%
Liters of fuel (thousands)	661,212	588,758	12.3%	661,426	0.0%
Aircraft utilization (hours per day)[1]	13.2	12.5	5.4%	13.1	0.5%
Landings	79,338	73,270	8.3%	79,206	0.2%
Stage Length	1,248	1,222	2.1%	1,262	-1.1%
Total number of employees	29,110	25,103	16.0%	28,193	3.3%
- TAM Airlines	27,791	24,246	14.6%	26,915	3.3%
- TAM Mercorsur	484	486	-0.4%	479	1.0%
- TAM Viagens	395	316	25.0%	398	-0.8%
- Multiplus Fidelidade	111	55	101.8%	85	30.6%
- Pantanal	329	0	-	316	4.1%
WTI end (NYMEX) (at US$/Barrel)	106.7	83.8	27.4%	91.4	16.8%
WTI average (NYMEX) (at US$/Barrel)	94.5	78.9	19.7%	85.3	10.8%
End of period exchange rate (R$ / US$)	1.63	1.781	-8.6%	1.67	-2.3%
Average exchange rate (R$ / US$)	1.67	1.802	-7.5%	1.70	-1.7%
Domestic Market
Transported Passengers (thousands)	7,852	7,043	11.5%	7,967	-1.4%
RPK domestic (million)	8,288	7,220	14.8%	8,225	0.8%
ASK domestic (million)	11,767	10,422	12.9%	11,872	-0.9%
Domestic Load Factor %	70.4	69.3	1.2 p.p.	69.3	1.1 p.p.
Market share - %	41.8	42.6	-0.8 p.p.	42.9	-1.1 p.p.
International Market
Transported Passengers (thousands)	1,427	1,249	14.2%	1,370	4.1%
RPK domestic (million)[2]	5,838	5,020	16.3%	5,749	1.6%
ASK domestic (million)[2]	7,334	6,557	11.9%	7,198	1.9%
International Load Factor %[2]	79.6	76.6	3.0 p.p.	79.9	-0.3 p.p.
Market share - %	85.6	82.8	2.9 p.p.	85.8	-0.2 p.p.

1 does not consider maintenance and reserve aircraft

2 includes TAM Mercosur data, which are not part of the ANAC release

Condensed Balance Sheet

	March, 31	December, 31		March, 31	December, 31
(In millions of Reais)	2011	2010		2011	2010

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	564.3	1,012.2	Suppliers	565.7	522.4
Financial assets at fair value through profit and loss	1,325.7	1,408.7	Financial liabilities	1,446.2	1,572.1
Trade accounts receivable	1,897.3	1,556.8	Salaries and social charges	517.3	466.8
Inventories	208.7	198.8	Deferred income	1,724.9	1,801.2
Taxes recoverable	39.0	57.6	Taxes, charges and contributions	310.8	308.2
Income tax and social contribution recoverable	69.0	18.4	Income tax and social contribution	0.0	14.3
Prepaid expenses	139.5	162.8	Interest on own capital and dividends payable	151.9	152.3
Derivative financial instruments	34.1	9.9	Derivative financial instruments	6.1	20.6
Other receivables	80.1	81.2	Other current liabilities	185.9	135.7
	4,357.6	4,506.363		4,908.9	4,993.5

Non-current assets			Non-current liabilities
Restricted cash	41.7	98.3	Financial liabilities	5,693.6	5,786.8
Financial assets at fair value through profit and loss	151.1	49.3	Derivative financial instruments	0.8	15.3
Deposits in guarantee	49.8	51.8	Deferred income	61.8	66.4
Prepaid aircraft maintenance	426.6	410.3	Provisions	205.8	204.3
Other non-current assets	10.7	20.6	Refinanced taxes payable under Fiscal Recovery Program	412.1	416.7
Derivative financial instruments	13.9	6.6	Deferred income tax and social contribution	213.4	111.2
Property, plant and equipment	8,863.4	8,711.9	Other non-current liabilities	304.6	237.5
Intangible assets	645.9	604.0		6,892.1	6,838.1
	10,203.2	9,952.700
			Total liabilities	11,801.0	11,831.7

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A	0.0	0.0
			Share capital	819.9	819.9
			Capital reserve	129.1	120.6
			Profit reserve	895.6	895.6
			Carrying value adjustment	584.8	585.8
			Retained earnings	127.7	0.0
				2,557.1	2,421.9
			Non-controlling interest	202.7	205.5

			Total equity	2,759.8	2,627.4

Total Asset	14,560.8	14,459.1	Total liabilities and equity	14,560.8	14,459.1

Cash Flow

	Three months period ended
(In millions of Reais)	March, 31	March, 31
	2011	2010

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	81.3	(292.7)
Tax paid	(76.1)	(1.1)
Interest paid	(110.2)	(75.2)
Net cash generated from (used in) operating activities	(105.0)	(369.0)

Cash flows from investing activities
Investments in restricted cash	56.6	41.7
Cash flows from business combination net cash received - Pantanal	-	(9.5)
Proceeds from sale property, plant and equipment (PPE)/ intangible	0.8	6.3
Purchases of property, plant and equipment (PPE)	(21.9)	(10.3)
Purchases of intangible assets	(25.8)	(28.4)
Deposits in guarantee	0.9	5.3
Reimbursement	3.8	5.3
Deposits made	(2.9)	-
Pre-delivery payments	(119.9)	8.7
Reimbursement	16.3	28.6
Payments	(136.3)	(19.9)
Net cash from (used in) investing activities	(109.3)	13.8

Cash flows from financing activities
Repurchase/ sale of treasury shares	3.0	2.6
Net cash received in IPO of subsidiary Multiplus	-	657.0
Dividends paid - TAM S.A	-	(25.0)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus	(22.0)	-
Short and long-term borrowings	(13.2)	(9.3)
Repayment	(13.2)	(9.3)
Capital element of finance leases	(201.3)	(126.4)
Net cash increase (used in) from financing activities	(233.6)	499.0

Net increase (decrease) in cash and cash equivalents	(447.9)	143.8

Cash and cash equivalents at beginning of period	1,012.2	1,075.2

Cash and cash equivalents at end of period	564.3	1,219.0

 Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometer flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)
We operate direct flights to 49 airports in Brazil and 19 airports in South America, the United States and Europe. Through agreements with airline companies in Brazil and abroad, our network encompasses a total of 93 domestic airports and 87 international airports, including destinations in Asia. In March 2011, our domestic market share was 41.8% compared to other Brazilian airlines operating routes inside Brazil. Of Brazilian airlines operating international routes, we held 86.1% of the market share in March 2011, making us the country’s leading Brazilian airline operating international routes.  With the largest passenger aircraft fleet in the country (153 aircraft), we seek to make air travel more accessible to the general public. We pride ourselves on customer service and are guided by our company motto: a Spirit to Serve.  We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, and have already issued 13 million tickets in exchange for earned loyalty points.  TAM Fidelidade is part of the Multiplus network, which has 8 million members today.  We are also a member of the Star Alliance, the world’s largest airline alliance, making us part of a global network serving 1,160 destinations in 181 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.